WHITAKER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

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SEC FILE NUMBER
8-65419

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __January 1, 2020__ AND ENDING __December 31, 2020__
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **WHITAKER SECURITIES, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 BROADWAY, SUITE 1700

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

NEW YORK	NY	10279
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS E. O'NEILL   646-723-6239

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC

(Name – *if individual, state last, first, middle name*)

517 Route One	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, THOMAS E. O'NEILL _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
WHITAKER SECURITIES, LLC _____, as

of December 31, _____, 20 20 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

Sworn to and subscribed

23ʳᵈ before me this
23 day of MARCH, 2021


_____
Signature

President & CEO
_____
Title

_____
Rosalie M. Nicosia
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

berl ower

Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
📞 (732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Whitaker Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Whitaker Securities, LLC (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 23, 2021

WHITAKER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash	$	1,775,614
Receivables from clearing broker		1,568,568
Deposit with clearing broker		500,000
Accounts Receivable		216,684
Computer Equipment at cost, net of accumulated depreciation of $254,742		14,458
Prepaid expenses and other assets		480,498
TOTAL ASSETS	$	4,555,822

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	1,551,612
Demand note - Paycheck Protection Plan	$	956,580
TOTAL LIABILITIES	$	2,508,192
MEMBERS' EQUITY		2,047,630
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	4,555,822

The accompanying notes are an integral part of these financial statement.

WHITAKER SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

1. ORGANIZATION AND NATURE OF BUSINESS

Whitaker Securities, LLC (the "Company") was organized as a Limited Liability Company in the State of Delaware May 14, 2002. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company executes principal and agency transactions for itself and its customers, including municipal bonds, convertible securities, corporate bonds, new issues and U.S. Treasuries. The company executes these transactions through its clearing broker Industrial and Commercial Bank of China Financial Services LLC ("ICBCFS") on a fully disclosed basis.

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, member and/or other counterparty with which it conducts business.

As of December 31, 2020, the amount due from clearing broker reflected in the statement of financial condition are amounts receivable from ICBCFS.

The Company introduces its customer transactions to ICBCFS with whom it has correspondent relationships for clearance in accordance with the terms of the clearance agreements. In connection therewith, the Company has agreed to indemnify the firm for losses that it may sustain related to the Company's customers.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer

Securities positions are stated at market value with unrealized gains or losses reflected in income on an accrual basis. Subsequent market fluctuations may require selling, or purchasing, the securities at prices which may differ from the market value reflected on the statement of financial condition.

Security transactions and financing with the clearing brokers are classified as operating activities on the statement of cash flows since this is the Company's principal business.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates

Depreciation of fixed assets is provided using straight-line method over the estimated useful lives of the related property.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

3. ACCOUNTING STANDARDS ADOPTATION

On January 1, 2020, The Company adopted FASB ASC Topic 326 – "Financial Instruments – Credit Losses" ("ASC Topic 326") which replaces the incurred loss methodology with the current expected credit loss ("CECL") methodology. The new guidance applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets. Expected Credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Company is exposed to credit risk as a result of a present obligation to extend credit.

The Company adopted ASC topic 326 using the modified retrospective approach for all in-scope assets. The impact of the adaptation of the current expected credit loss ("CECL") methodology to the current period was not material.

Receivables from clearing broker: The Company's receivables from clearing broker include amounts receivable from unsettled trades, including amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

4. CASH AND CASH EQUIVALENTS

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Deposits with a single brokerage institution are insured up to $500,000 per customer, including up to $250,000 for cash deposits, by the Securities Investor Protection Corp. ("SIPC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. The company held no cash equivalents at December 31, 2020.

5. RELATED PARTY TRANSACTIONS

The Company has an administrative services agreement with an entity controlled by the Company's members. Under this agreement, the affiliate provides office space, furniture, communication equipment, and other administrative services to the Company. The Company pays for these services on a monthly basis. Fees related to this agreement are reassessed by the affiliate on a quarterly basis. Included in the statement of income, in the respective accounts, is $936,000 for expenses related to this agreement.

6. PROVISION FOR INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns based on methodology prescribed in the Company's Operating Agreement. The Company is however, subject to the New York City Unincorporated Business Tax. A provision for taxes in the amount of $27,386 is included in the financial statements.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the

Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2020 management has determined that there are no material uncertain income tax positions. The tax years that remain subject to examination are 2017, 2018, 2018 and 2020.

7. EMPLOYEE BENEFIT PLAN

The Company has a defined contribution plan, with a December 31st year-end, under Section 401(k) of the Code covering all qualified employees. Contributions to the plan by employees are determined based on an elected percentage of annual compensation, subject to annual limits prescribed by the Internal Revenue Code. The Company has elected not to match employee contributions. State Street Bank and Trust Company serves as trustee of the plan.

Additionally, the Company has a profit-sharing plan, with a December 31st year-end, covering all qualified employees. Contributions to the plan are discretionary and are determined annually by the Company. There were no contributions to the plan for the year ended December 31, 2020.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $1,427,229 which exceeded the minimum requirement of $167,213 by $1,260,016. The Company's ratio of aggregate indebtedness to net capital was 1.75 to 1

9. LOAN PAYABLE – PAYCHECK PROTECTION PLAN

On June 23, 2020, the Company was approved and received a Paycheck Protection Plan loan. The loan has an interest rate of 0.98%(variable) Per Annum. The maturity date of the loan is June 3, 2022. As of December 31, 2020, the Company had not applied for loan forgiveness.

10. COMMITMENTS AND CONTINGENT LIABILITES

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2020 or during the year then ended.

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates.

The Company may be directly impacted from the markets in which it operates and the volatility of the financial markets. The effects of the potential impact cannot be estimated at this time.

11. SUBSEQUENT EVENTS

Events have been evaluated through the date that these financial statements were issued and no further information is required to be disclosed.